SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
Orion HealthCorp., Inc.
(Name of Issuer)
Orion HealthCorp., Inc.
Brantley Partners IV, L.P.
Robert P. Pinkas
Terrence L. Bauer
(Name of Person(s) Filing Statement)
Class A Common Stock, par value $0.00l per share
(Title of Class of Securities)
68627W109
(CUSIP Number of Class of Securities)
Terrence L. Bauer, President and Chief Executive Officer
Orion HealthCorp., Inc.
1805 Old Alabama Road
Suite 350
Roswell, Georgia 30076
(678) 832-1800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
With a copy to:
Douglas E. Haas, Esq.
Benesch Friedlander Coplan & Aronoff LLP
2300 BP Tower
200 Public Square
Cleveland, Ohio 44114
(216) 363-4602
This statement is filed in connection with (check the appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation l4C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$265,314.43*	$8.15

*	Calculated solely for purposes of determining the filing fee. The Transaction Valuation is calculated based on $0.23 per share to be paid for an estimated 1,153,541 shares of Class A Common Stock of the subject company in lieu of fractional shares expected to be created by the Rule 13E-3 transaction. The filing fee was determined by multiplying 0.00003070 by the Transaction Valuation.
Check the box if any part of the fee is offset as provided by §240.l-ll(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☐

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

SIGNATURE

i

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by Orion HealthCorp, Inc., a Delaware corporation (“Orion”), Brantley Partners IV, L.P., a limited partnership, Robert P. Pinkas and Terrence L. Bauer pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13E-3 promulgated thereunder, concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Exchange Act, which is referred to herein as the “Proxy Statement”. The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment.
Item 1. Summary Term Sheet.
     The information set forth in the section titled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the subject company is Orion HealthCorp, Inc., a Delaware corporation. Orion’s principal executive offices are located at 1805 Old Alabama Road, Roswell, Suite 350, Georgia 30076. Orion’s telephone number is (678) 832-1800.
     (b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is Orion’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of which 105,504,032 shares were outstanding as of September 18, 2007.
     (c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Market for Class A Common Stock and Related Stockholder Matters” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Proxy Statement under “Market for Class A Common Stock and Related Stockholder Matters — Dividends” is incorporated herein by reference.
     (e) Prior Public Offerings. Orion has not made an underwritten public offering of the Class A Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Market for Class A Common Stock and Related Stockholder Matters — Stock Purchases by Orion” and “Market for Class A Common Stock and Related Stockholder Matters — Stock Purchases By Directors, Officers and Certain Significant Stockholders” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The filing persons are Orion, Robert P. Pinkas, Brantley Partners IV, L.P. (“Brantley IV”) and Terrence L. Bauer. Orion’s address and telephone number are provided in Item 2(a) above. Brantley IV’s address is 3201 Enterprise Parkway, Suite 350, Beachwood, Ohio 44122. Brantley IV’s telephone number is (216) 464-8400. The address of each executive officer and director is c/o Orion HealthCorp., Inc. 1805 Old Alabama Road, Roswell, Georgia 30076, telephone number (678) 832-1800. The names of the executive officers and directors are set forth below.
Executive Officers
Terrence L. Bauer, President and Chief Executive Officer
Stephen H. Murdock, Chief Financial Officer and Corporate Secretary
Dennis M. Cain, Chief Executive Officer of Medical Billing Services, Inc.
Tommy M. Smith, President and Chief Operating Officer of Medical Billing Services, Inc.
Directors
Terrence L. Bauer
Paul H. Cascio
David Crane
Robert P. Pinkas

Joseph M. Valley, Jr.
     Mr. Pinkas is the sole general partner of Pinkas Family Partners, L.P. (“Pinkas Partners”). Pinkas Partners is a general partner of, and holds a majority of the general partnership interests of, Brantley Venture Management III, which is the sole general partner of Brantley Venture Partners III, L.P. (“Brantley III”). Pinkas Partners is a general partner of and holds a majority of the general partnership interests of Brantley Management IV, L.P., which is the sole general partner of Brantley Partners IV, L.P. (“Brantley IV”). Pinkas Partners also holds a majority of the equity interests of Brantley Management V, LLC, which is the sole general partner of Brantley Equity Partners, L.P. (“BEP”). Brantley IV is the majority stockholder of Orion and, collectively with Brantley III and BEP, controls the following shares: (a) 2,439,547 shares of Class A Common Stock owned by Brantley III; (b) 71,326,093 shares of Class A Common Stock owned by Brantley IV; (c) 1,634,282 shares of Class A Common Stock owned by BEP; (d) 8,749,952 shares of Class A Common Stock issuable upon conversion of 8,749,952 shares of Class D Common Stock owned by Brantley IV; and (e) 20,455 shares of Class A Common Stock issuable upon exercise of warrants to purchase Class A Common Stock owned by Brantley IV. As of September 19, 2007, these shares represented 54.9% of Orion’s total common stock outstanding on a fully-diluted, as-converted basis.
     Brantley IV is the majority stockholder of Orion and is providing a portion of the financing for the proposal being solicited in the Proxy Statement. A description of Brantley IV’s relationship to Orion is set forth in the paragraph above.
     Terrence L. Bauer is Orion’s President and Chief Executive Officer, a member of Orion’s board of directors and is providing a portion of the financing for the proposal being solicited in the Proxy Statement.
     (b) Business and Background of Entities. Brantley IV is a private equity organization that acts as a lead investor in privately held companies in a variety of manufacturing, technology and service industries throughout the United States. A description of Brantley IV’s relationship to Orion is set forth in Item 3(a) above. During the last five years, neither Brantley IV nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.
     (c) Business and Background of Natural Persons. The information set forth in Item 2(a) above and in the Proxy Statement under “Our Management—Directors” and “Our Management—Executive Officers Who Do Not Serve as Directors” is incorporated herein by reference. All directors and executive officers are United States citizens. During the last five years, neither Orion nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “The Special Meeting —Vote Required,” “Special Factors—Purpose of and Reasons for the Transaction,” “Special Factors—Background of the Transaction—Board and Special Committee Deliberations”, “Special Factors—U.S. Federal Income Tax Consequences” and “The Proposed Amendment,” is incorporated herein by reference.
     (b) Purchases. The information set forth in the Proxy Statement under “Special Factors — Interests of Our Directors and Executive Officers in the Transaction” is incorporated herein by reference.
     (c) Different Terms. The information set forth in the Proxy Statement under “Special Factors — Certain Effects of the Transaction” and “Special Factors — Interests of Our Directors and Executive Officers in the Transaction” is incorporated herein by reference.
     (d) Appraisal Rights. The information set forth in the Proxy Statement under “Special Factors—No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. Orion has not made any provision in connection with the transaction to grant unaffiliated security holders access to Orion’s corporate files or to obtain counsel or appraisal services at Orion’s expense.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Proxy Statement under “Special Factors — Interests of Our Directors and Executive Officers in the Transaction” and “Certain Transactions” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under “Special Factors — Interests of Our Directors and Executive Officers in the Transaction,” “Security Ownership of Certain Beneficial Owners,” and “Certain Transactions” is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Transactions” is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Special Factors — Certain Effects of the Transaction,” “Special Factors — Source of Funds and Financing of the Transaction” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. Shares of the Class A Common Stock to be acquired will be kept in Orion’s treasury and thereafter may be reissued or retired.
     (c) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet — The Transaction”, “Special Factors — Background of the Transaction — Board and Special Committee Deliberations,” “Summary Term Sheet— Purpose of and Reasons for the Transaction”, “Summary Term Sheet — Benefits of the Transaction”, “Summary Term Sheet — Disadvantages of the Transaction”, “Special Factors — Purpose of and Reasons for the Transaction”, “Special Factors — Benefits of the Transaction”, “Special Factors — Disadvantages of the Transaction”, “Special Factors — Certain Effects of the Transaction” and “Special Factors — Conduct of Our Business after the Transaction” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet — Purpose of and Reasons for the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction” and “Special Factors—Background of the Transaction—Board and Special Committee Deliberations” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Proxy Statement under “Summary Term Sheet — Alternatives Considered” and “Special Factors — Alternatives Considered” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet — Purpose of and Reasons for the Transaction”, “Special factors — Background of the Transaction Board and Special Committee Deliberations” and “Special Factors—Purpose of and Reasons for the Transaction” is incorporated herein by reference.
     (d) Effects. The information set forth in the Proxy Statement under “Summary Term Sheet — The Transaction”, “Summary Term Sheet — Purpose of and Reasons for the Transaction,“ “Summary Term Sheet — Benefits of the Transaction,” “Summary Term Sheet—Disadvantages of the Transaction,” “Summary Term Sheet — U.S. Federal Income Tax Consequences,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Certain Effects of the Transaction,” “Special Factors — U.S. Federal Income Tax Consequences and “Special Factors — Conduct of Our Business After the Transaction” is incorporated herein by reference.”
Item 8. Fairness of the Transaction.

     (a) Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process” “Summary Term Sheet — Recommendations of the Special Committee,” “Special Factors — Background of the Transaction — Board and Special Committee Deliberations” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference. Mr. Bauer, Mr. Pinkas and Brantley IV have each determined that the transaction is procedurally and substantively fair to the unaffiliated stockholders of Orion.
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet —Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference. In making their determination of fairness set forth in Item 8(a) above, Mr. Bauer, Mr. Pinkas and Brantley IV have considered the factors and adopt the analysis of the Special Committee set forth specifically in the Proxy Statement under “Summary Term Sheet —Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process,” “Special Factors — Background of the Transaction — Board and Special Committee Deliberations” and “Special Factors — Recommendation of the Special Committee”.
     (c) Approval of Security Holders. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process,” “Summary Term Sheet — Recommendations of the Special Committee,” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process,” “Summary Term Sheet — Recommendations of the Special Committee,” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet — Recommendation of the Special Committee” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (f) Other Offers. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness of the Transaction,” “Summary Term Sheet — Fairness of the Process,” “Special Factors — Background of the Transaction—Board and Special Committee Deliberations” “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisals. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction—Board and Special Committee Deliberations” and “Special Factors — Opinion of Adams Capital, Inc.” is incorporated herein by reference.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction—Board and Special Committee Deliberations” and “Special Factors — Opinion of Adams Capital, Inc.” is incorporated herein by reference.
     (c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors — Opinion of Adams Capital, Inc” and “Where You Can Find More Information” is incorporated herein by reference. The full text of the fairness opinion of Adams Capital, Inc., dated September 18, 2007, is attached as Appendix B to the Proxy Statement. Such document is also available for inspection and copying at Orion’s principal executive offices, 1805 Old Alabama Road, Suite 350, Roswell, Georgia 30076.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Summary Term Sheet — Source of Funds; and Financing of the Transaction” and “Special Factors—Source of Funds and Financing of the Transaction” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

     (b) Securities Transactions. None of Orion, Brantley IV, Robert P. Pinkas, Terrence L. Bauer and to the best of Orion’s knowledge, Orion’s directors or executive officers has effected any transaction in the Class A Common Stock during the 60 days preceding the date of filing this Schedule.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “Summary Term Sheet — Vote Required,” “The Special Meeting — Vote Required,” “The Special Meeting—Recommendations of the Special Committee,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Benefits of the Transaction,” “Special Factors — Alternatives Considered,” and “Special Factors — Recommendation of the Special Committee” is incorporated herein by reference.
     (e) Recommendations of Others. None.
Item 13. Financial Statements.
     (a) Financial Information. The audited financial statements and unaudited interim financial statements of Orion are incorporated by reference in the Proxy Statement from the Orion’s Annual Report on Form 10-K for the year ended December 31, 2006, and Orion’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and are incorporated herein by reference. The information set forth in the Proxy Statement under “Financial Information,” “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro forma Information. The information set forth in the Proxy Statement under “Financial Information — Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Cost of Solicitation of Proxies” is incorporated herein by reference.
Item 15. Additional Information.
     The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.
Item 16. Exhibits.
     (a)(1) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on September 21, 2007, is incorporated herein by reference.
     (b)(1) Note Purchase Agreement by and among Orion, Phoenix Life Insurance Company, Brantley Partners IV, L.P. and Terrence L. Bauer, dated September 21, 2007 (Exhibit 10.1 to the Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.
     (c)(1) Fairness Opinion of Adams Capital, Inc. to the special committee of the board of directors of Orion, dated September 18, 2007 (Appendix B to the Proxy Statement, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.
     (c)(2) Report of Adams Capital, Inc., dated September 6, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2007	ORION HEALTHCORP., INC.
	By:	/s/ Terrence L. Bauer
Terrence L. Bauer
President, Chief Executive Officer and Director

BRANTLEY PARTNERS IV, L.P.
By:	BRANTLEY VENTURE MANAGEMENT IV, L.P., its General Partner

By:	/s/ Paul H. Cascio
Paul H. Cascio
General Partner

/s/ Terrence L. Bauer
Terrence L. Bauer

/s/ Robert P. Pinkas
Robert P. Pinkas

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on September 21, 2007, is incorporated herein by reference.

(b)(1)	Note Purchase Agreement by and among Orion, Phoenix Life Insurance Company, Brantley Partners IV, L.P. and Terrence L. Bauer, dated September 21, 2007 (Exhibit 10.1 to the Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.

(c)(1)	Fairness Opinion of Adams Capital, Inc. to the special committee of the board of directors of Orion, dated September 18, 2007 (Appendix B to the Proxy Statement, as filed with the Securities and Exchange Commission on September 21, 2007), is incorporated herein by reference.

(c)(2)	Report of Adams Capital, Inc., dated September 6, 2007.